Date:  March 26, 1999
                                           For more information:  31 75 659-5720





Royal Ahold extends tender offer

     Zaandam, The Netherlands, March 26, 1999 - Ahold Acquisition Inc., a wholly-owned subsidiary of Royal Ahold, is extending the tender offer for the Preferred Stock of Supermarkets General Holdings Corporation ('SGHC') until 5:00 p.m., New York City time, on Friday, May 21, 1999. The offer had been scheduled to expire on April 9. The offer has been made pursuant to an agreement under which Royal Ahold will acquire all of the outstanding shares of the capital stock of SMG-II Holdings Corporation ('SMG-II'). SMG-II controls the US supermarket company Pathmark Stores Inc. Based upon information provided by Citibank N.A., as depositary for the offer, as of the close of business on March 24, 1999, 11,150 shares of the outstanding Preferred Stock have been tendered and not withdrawn. Completion of the tender offer is subject to a number of conditions, including obtaining necessary regulatory approvals and at least 66 2/3% of the shares of Preferred Stock being tendered in the offer and not withdrawn.

Ahold Public Relations, tel:   31 75 659 5720